UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 23, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
3000 AUSTRALIA	(Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	23 January 2013
Number	01/13

BHP BILLITON PRODUCTION REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2012

- **The release of latent capacity at a number of our highest margin businesses and strong growth across our broader portfolio is expected to deliver a compound annual growth rate of 10% in copper equivalent terms over the two years to the end of the 2014 financial year.**
- **Western Australia Iron Ore (WAIO) delivered a twelfth consecutive December half year production and sales record. First ore was received by the fifth car dumper, which is the last major piece of infrastructure required to increase WAIO port capacity to 220 million tonnes per annum (100% basis). WAIO production guidance remains unchanged with a 5% increase anticipated in the 2013 financial year.**
- **Petroleum production of 121 million barrels of oil equivalent during the December 2012 half year underpins full year guidance, which remains unchanged at 240 million barrels of oil equivalent.**
- **Copper in concentrate production at Escondida increased by 70% in the December 2012 half year when compared with the prior corresponding period. Total Escondida copper production is on track to increase by 20% in the 2013 financial year.**
- **At the end of the December 2012 quarter, Queensland Coal production was approaching full supply chain capacity. The associated increase in productivity, broader economies of scale and the closure of high cost capacity is expected to deliver a substantial reduction in unit costs in the second half of the 2013 financial year.**

Petroleum

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Crude oil, condensate and natural gas liquids ('000 boe)	45,739	23,292	4%	5%	4%
Natural gas (bcf)	452.51	219.66	15%	2%	-6%
Total petroleum products (million boe)	121.15	59.90	11%	3%	-2%

Total petroleum production – Petroleum production of 121 million barrels of oil equivalent during the December 2012 half year underpins full year guidance, which remains unchanged at 240 million barrels of oil equivalent.

Crude oil, condensate and natural gas liquids – Liquids volumes increased by four per cent from the September 2012 quarter and reflected continued growth in Onshore US liquids production, development drilling at Shenzi (US) and a full quarter contribution from the Atlantis and Mad Dog facilities (both US). These strong results were partially offset by a seasonal reduction in Bass Strait (Australia) production and natural field decline at Pyrenees (Australia).

Record Onshore US liquids production of 48 thousand barrels per day during the December 2012 quarter represented a 13 per cent increase from the prior period. A focused drilling program in the liquids-rich areas of the Eagle Ford and Permian is expected to drive strong growth in Onshore US liquids production over the remainder of the 2013 financial year.

Natural gas – Lower gas production in the December 2012 quarter reflected the seasonal reduction in demand for Bass Strait natural gas that followed a particularly strong September 2012 quarter.

Aluminium and Nickel

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Alumina ('000 tonnes)	2,402	1,232	17%	23%	5%
Aluminium ('000 tonnes)	567	297	-10%	-5%	10%
Nickel ('000 tonnes)	71.7	34.7	-2%	-10%	-6%

Alumina – Strong performance at Worsley (Australia) contributed to record alumina production in the December 2012 quarter and half year. Worsley operated at 95 per cent of design capacity during the December 2012 quarter following the successful ramp up of the Efficiency and Growth project.

Aluminium – Metal production increased by 10 per cent from the September 2012 quarter as Hillside (South Africa) production returned to full technical capacity, ahead of schedule.

Nickel – Nickel production declined by six per cent from the September 2012 quarter as strong operating performance at Cerro Matoso (Colombia) was more than offset by planned maintenance at the Nickel West Kalgoorlie smelter and Kwinana refinery (both Australia), which was completed during the period.

From a broader perspective, the strong Australian dollar and weak pricing environment continued to place pressure on the Group's Australian alumina and nickel operations.

Base Metals

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Copper ('000 tonnes)	569.1	295.2	14%	5%	8%
Lead (tonnes)	98,318	46,135	-20%	-31%	-12%
Zinc (tonnes)	52,131	26,209	1%	-7%	1%
Silver ('000 ounces)	17,722	8,557	-12%	-22%	-7%
Uranium oxide concentrate (Uranium) (tonnes)	2,056	1,014	8%	12%	-3%

Copper – Copper in concentrate production at Escondida (Chile) increased by 70 per cent in the December 2012 half year when compared with the prior corresponding period. Production benefited from the transition to higher grade ore feed and the successful completion of large scale maintenance programs that have increased concentrator throughput. The average copper grade mined during the December 2012 quarter increased to 1.39 per cent. Total Escondida copper production is on track to increase by 20 per cent in the 2013 financial year.

Record production at Antamina (Peru) over the six month period also contributed to the 14 per cent increase in total copper production for the December 2012 half year, while a 26 per cent reduction in copper production at Olympic Dam (Australia) reflected the impact of a planned smelter outage in the period. The Olympic Dam smelter is expected to return to full capacity during the March 2013 quarter.

At 31 December 2012, the Group had 311,847 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.59 per pound. The final price of these sales will be determined over the remainder of the 2013 financial year. In addition, 278,547 tonnes of copper sales from the 2012 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2012 will increase earnings before interest and tax by US$48 million for the period.

BHP Billiton Production Report for the half year ended 31 December 2012 2

Lead/silver – Lead and silver production was lower than all comparable periods and reflected lower head grades at Cannington (Australia).

Zinc – Production was broadly in line with all comparable periods.

Uranium – Higher recoveries associated with improved plant availability at Olympic Dam led to an eight per cent increase in production in the December 2012 half year when compared with the prior corresponding period.

Diamonds and Specialty Products

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Diamonds ('000 carats)	608	295	-35%	-39%	-6%

Diamonds – EKATI (Canada) production was lower than all comparable periods.

BHP Billiton has agreed to sell its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Harry Winston Diamond Mines Ltd for an aggregate cash consideration of US$500 million. The transactions are subject to regulatory approval and other customary conditions. Completion is expected in the first half of calendar year 2013.

Iron Ore

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Iron ore ('000 tonnes)	81,962	42,190	2%	3%	6%

Iron ore – Western Australia Iron Ore (WAIO) delivered a twelfth consecutive December half year production and sales record as the business continued to benefit from the Company's decade long investment in supply chain capacity. Our Pilbara operations achieved another significant milestone during the December 2012 quarter with first ore received by the recently installed fifth car dumper at Finucane Island. This car dumper is the last major piece of infrastructure required to increase WAIO port capacity from the December 2012 quarter run-rate of 188 million tonnes per annum to 220 million tonnes per annum (100 per cent basis).

The Jimblebar Mine Expansion, which is on schedule for first production in the March 2014 quarter, will broadly match mine and port capacity at this expanded rate, while the progressive debottlenecking of the supply chain is expected to underpin substantial low cost, longer term growth in our WAIO business.

The strong outlook for our WAIO business is underpinned by an anticipated five per cent increase in production in the 2013 financial year, for unchanged guidance of 183 million tonnes (100 per cent basis).

Samarco's (Brazil) three pellet plants continued to operate at capacity during the period.

BHP Billiton Production Report for the half year ended 31 December 2012 3

Manganese

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Manganese ore ('000 tonnes)	4,263	2,117	11%	17%	-1%
Manganese alloy ('000 tonnes)	283	153	-27%	-22%	18%

Manganese ore – Record ore production in the December 2012 half year reflected a substantial improvement in plant availability at GEMCO (Australia).

Manganese alloy – Alloy volumes increased by 18 per cent from the September 2012 quarter as TEMCO (Australia) production returned to full capacity following the temporary suspension of operations that occurred during the 2012 financial year.

The decline in alloy production in the December 2012 half year when compared with the prior corresponding period reflected the permanent closure of energy intensive silicomanganese production at Metalloys (South Africa) in January 2012.

Metallurgical Coal

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Metallurgical coal ('000 tonnes)	17,826	8,888	0%	5%	-1%

Metallurgical coal – Queensland Coal (Australia) sales increased by 30 per cent from the September 2012 quarter. However, the strong recovery in production that followed the conclusion of the BMA Enterprise Agreement was largely offset by planned wash plant outages at South Walker Creek and Goonyella, and the closure of high cost capacity at Gregory. The Gregory open-cut mine ceased production on 10 October 2012.

At the end of the December 2012 quarter, Queensland Coal production was approaching full supply chain capacity. The associated increase in productivity, broader economies of scale and the closure of high cost capacity is expected to deliver a substantial reduction in unit costs in the second half of the 2013 financial year.

At Illawarra Coal (Australia), a longwall move at the Dendrobium mine commenced at the end of the December 2012 quarter. Illawarra Coal achieved record sales during the December 2012 half year.

Energy Coal

	DEC 2012 HALF	DEC 2012 QTR	DEC H12 vs DEC H11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
Energy coal ('000 tonnes)	37,863	18,256	7%	8%	-7%

Energy coal – A seven per cent increase in production in the December 2012 half year when compared with the prior corresponding period was underpinned by record production at New South Wales Energy Coal (Australia), which continued to benefit from the ramp up of the RX1 project. However, dragline outages at Navajo Coal and an unplanned shutdown at San Juan Coal (both US) contributed to a seven per cent decline in volumes from the September 2012 quarter.

The New South Wales Energy Coal and BECSA (South Africa) product mix continued to evolve with an increase in the overall proportion of high ash coal sold to key growth markets during the December 2012 half year.

BHP Billiton Production Report for the half year ended 31 December 2012 4

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines
Tel: +44 20 7802 7113 Mobile: +44 7825 342 232
Email: Tara.Dines@bhpbilliton.com

Americas

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Matt Chism
Tel: +1 71 359 96158 Mobile: +1 281 782 2238
email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the half year ended 31 December 2012 5

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE		
		DEC 2011	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011	DEC YTD12 vs DEC YTD11	DEC Q12 vs DEC Q11	DEC Q12 vs SEP Q12
PETROLEUM									
Crude oil & condensate	('000 bbl)	18,866	*18,036*	**19,228**	**37,264**	37,348	0%	2%	7%
Natural gas	(bcf)	214.49	*232.85*	**219.66**	**452.51**	391.84	15%	2%	-6%
NGL	('000 boe)	3,362	*4,411*	**4,064**	**8,475**	6,718	26%	21%	-8%
Total petroleum products	(million boe)	57.98	61.25	**59.90**	**121.15**	109.38	11%	3%	-2%
ALUMINIUM AND NICKEL									
Alumina	('000 tonnes)	1,001	1,170	**1,232**	**2,402**	2,061	17%	23%	5%
Aluminium	('000 tonnes)	313	270	**297**	**567**	628	-10%	-5%	10%
Nickel	('000 tonnes)	38.4	37.0	**34.7**	**71.7**	73.50	-2%	-10%	-6%
BASE METALS									
Copper	('000 tonnes)	280.3	273.9	**295.2**	**569.1**	500.6	14%	5%	8%
Lead	(tonnes)	66,992	52,183	**46,135**	**98,318**	122,651	-20%	-31%	-12%
Zinc	(tonnes)	28,298	25,922	**26,209**	**52,131**	51,742	1%	-7%	1%
Gold	(ounces)	44,007	32,436	**38,092**	**70,528**	83,446	-15%	-13%	17%
Silver	('000 ounces)	10,903	9,165	**8,557**	**17,722**	20,054	-12%	-22%	-7%
Uranium oxide concentrate	(tonnes)	909	1,042	**1,014**	**2,056**	1,909	8%	12%	-3%
Molybdenum	(tonnes)	766	454	**410**	**864**	1,361	-37%	-46%	-10%
DIAMONDS AND SPECIALTY PRODUCTS									
Diamonds	('000 carats)	481	313	**295**	**608**	938	-35%	-39%	-6%
IRON ORE									
Iron ore	('000 tonnes)	41,072	39,772	**42,190**	**81,962**	80,644	2%	3%	6%
MANGANESE									
Manganese ore	('000 tonnes)	1,806	2,146	**2,117**	**4,263**	3,825	11%	17%	-1%
Manganese alloy	('000 tonnes)	195	130	**153**	**283**	389	-27%	-22%	18%
METALLURGICAL COAL									
Metallurgical coal	('000 tonnes)	8,493	8,938	**8,888**	**17,826**	17,784	0%	5%	-1%
ENERGY COAL									
Energy coal	('000 tonnes)	16,919	19,607	**18,256**	**37,863**	35,379	7%	8%	-7%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton interest	QUARTER ENDED DEC 2011	MAR 2012	JUN 2012	SEP 2012	DEC 2012	YEAR TO DATE DEC 2012	DEC 2011
PETROLEUM								
Production								
Crude oil & condensate ('000 bbl)		18,866	18,127	15,726	*18,036*	**19,228**	**37,264**	37,348
Natural gas (bcf)		214.49	209.17	221.25	*232.85*	**219.66**	**452.51**	391.84
NGL ('000 boe) (a)		3,362	3,609	3,758	*4,411*	**4,064**	**8,475**	6,718
Total petroleum products (million boe)		57.98	56.60	56.36	61.25	**59.90**	**121.15**	109.38
ALUMINIUM AND NICKEL								
ALUMINA								
Production ('000 tonnes)								
Worsley	86%	694	741	730	859	**944**	**1,803**	1,446
Alumar	36%	307	311	309	311	**288**	**599**	615
Total		1,001	1,052	1,039	1,170	**1,232**	**2,402**	2,061
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	180	144	117	139	**166**	**305**	360
Bayside	100%	24	26	23	25	**25**	**50**	49
Alumar	40%	42	42	42	39	**39**	**78**	86
Mozal	47%	67	65	66	67	**67**	**134**	133
Total		313	277	248	270	**297**	**567**	628
NICKEL								
Production ('000 tonnes)								
CMSA	99.9%	12.3	13.4	12.8	13.3	**12.4**	**25.7**	22.7
Nickel West	100%	26.1	28.3	29.9	23.7	**22.3**	**46.0**	50.8
Total		38.4	41.7	42.7	37.0	**34.7**	**71.700**	73.5
BASE METALS (b)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida	57.5%	80.4	87.7	115.8	101.2	**120.7**	**221.9**	130.3
Antamina	33.8%	30.9	30.9	34.9	40.2	**39.6**	**79.8**	61.2
Pinto Valley	100%	-	-	-	-	**0.5**	**0.5**	-
Total		111.3	118.6	150.7	141.4	**160.8**	**302.2**	191.5
Cathode ('000 tonnes)								
Escondida	57.5%	43.0	47.4	48.7	41.6	**40.8**	**82.4**	75.9
Pampa Norte (c)	100%	70.0	66.2	62.1	52.7	**58.8**	**111.5**	135.4
Pinto Valley	100%	1.4	1.4	1.2	1.2	**1.2**	**2.4**	2.8
Olympic Dam	100%	54.6	47.8	49.8	37.0	**33.6**	**70.6**	95.0
Total		169.0	162.8	161.8	132.5	**134.4**	**266.9**	309.1
Total Copper		280.3	281.4	312.5	273.9	**295.2**	**569.1**	500.6
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	66,787	53,412	63,334	51,923	**45,937**	**97,860**	122,344
Antamina	33.8%	205	148	333	260	**198**	**458**	307
Total		66,992	53,560	63,667	52,183	**46,135**	**98,318**	122,651
ZINC								
Payable metal in concentrate (tonnes)								
Cannington	100%	14,745	12,904	12,540	11,408	**13,622**	**25,030**	29,233
Antamina	33.8%	13,553	16,823	18,208	14,514	**12,587**	**27,101**	22,509
Total		28,298	29,727	30,748	25,922	**26,209**	**52,131**	51,742

Refer footnotes on page 4.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton interest	QUARTER ENDED DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	YEAR TO DATE **DEC 2012**	DEC 2011
BASE METALS (continued)								
GOLD								
Payable metal in concentrate (ounces)								
Escondida	57.5%	14,242	12,732	12,817	9,419	**13,877**	**23,296**	25,305
Olympic Dam (refined gold)	100%	29,765	31,952	27,752	23,017	**24,215**	**47,232**	58,141
Total		44,007	44,684	40,569	32,436	**38,092**	**70,528**	83,446
SILVER								
Payable metal in concentrate ('000 ounces)								
Escondida	57.5%	549	481	488	350	**481**	**831**	952
Antamina	33.8%	1,087	1,170	1,043	919	**934**	**1,853**	2,059
Cannington	100%	9,056	7,836	9,757	7,689	**6,949**	**14,638**	16,615
Olympic Dam (refined silver)	100%	211	228	251	207	**193**	**400**	428
Total		10,903	9,715	11,539	9,165	**8,557**	**17,722**	20,054
URANIUM OXIDE CONCENTRATE								
Payable metal in concentrate (tonnes)								
Olympic Dam	100%	909	896	1,080	1,042	**1,014**	**2,056**	1,909
Total		909	896	1,080	1,042	**1,014**	**2,056**	1,909
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Antamina	33.8%	766	521	464	454	**410**	**864**	1,361
Total		766	521	464	454	**410**	**864**	1,361
DIAMONDS AND SPECIALTY PRODUCTS								
DIAMONDS								
Production ('000 carats)								
EKATI™	80%	481	433	413	313	**295**	**608**	938

Refer footnotes on page 4.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton interest	QUARTER ENDED DEC 2011	MAR 2012	JUN 2012	SEP 2012	DEC 2012	YEAR TO DATE DEC 2012	DEC 2011
IRON ORE								
Production ('000 tonnes) (d)								
Newman (e)	85%	13,247	11,789	13,132	11,752	**12,809**	**24,561**	26,405
Goldsworthy Joint Venture	85%	334	37	143	432	**378**	**810**	588
Area C Joint Venture	85%	10,437	10,343	11,166	10,937	**10,245**	**21,182**	20,916
Yandi Joint Venture	85%	14,170	13,063	13,595	13,771	**15,954**	**29,725**	26,878
Samarco	50%	2,884	2,711	2,855	2,880	**2,804**	**5,684**	5,857
Total		41,072	37,943	40,891	39,772	**42,190**	**81,962**	80,644
MANGANESE								
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (f)	44.4%	808	917	989	858	**834**	**1,692**	1,719
Australia (f)	60%	998	1,123	1,077	1,288	**1,283**	**2,571**	2,106
Total		1,806	2,040	2,066	2,146	**2,117**	**4,263**	3,825
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (f) (g)	60%	124	81	75	93	**91**	**184**	248
Australia (f)	60%	71	57	-	37	**62**	**99**	141
Total		195	138	75	130	**153**	**283**	389
METALLURGICAL COAL								
Production ('000 tonnes) (h)								
BMA	50%	5,006	4,226	4,105	5,182	**5,440**	**10,622**	10,280
BHP Mitsui Coal (i)	80%	1,580	1,649	1,661	1,766	**1,589**	**3,355**	3,383
Illawarra	100%	1,907	1,462	2,343	1,990	**1,859**	**3,849**	4,121
Total		8,493	7,337	8,109	8,938	**8,888**	**17,826**	17,784
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	7,976	7,895	8,313	8,454	**7,969**	**16,423**	17,071
USA	100%	2,163	2,109	2,673	3,871	**2,798**	**6,669**	4,630
Australia	100%	4,027	4,291	4,393	4,453	**4,827**	**9,280**	8,073
Colombia	33%	2,753	2,953	3,105	2,829	**2,662**	**5,491**	5,605
Total		16,919	17,248	18,484	19,607	**18,256**	**37,863**	35,379

(a) LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b) Metal production is reported on the basis of payable metal.
(c) Includes Cerro Colorado and Spence.
(d) Iron ore production is reported on a wet tonnes basis.
(e) Newman includes Mt Newman Joint Venture and Jimblebar.
(f) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(g) Production includes Medium Carbon Ferro Manganese.
(h) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 4

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	2,190	2,285	2,357	2,569	**2,081**	**4,650**	4,717
North West Shelf	1,686	1,671	1,587	*1,867*	**1,829**	**3,696**	3,086
Stybarrow	836	618	635	534	**464**	**998**	2,007
Pyrenees	3,207	2,540	2,482	2,605	**2,379**	**4,984**	7,108
Other Australia (a)	13	13	13	17	**15**	**32**	26
Atlantis (b)	2,390	2,262	39	*1,554*	**2,376**	**3,930**	4,471
Mad Dog (b)	-	-	-	*369*	**906**	**1,275**	-
Shenzi (b)	4,119	4,071	3,607	*3,783*	**4,008**	**7,791**	7,967
Onshore US (c)	1,631	2,202	2,434	2,358	**2,658**	**5,016**	2,303
Trinidad/Tobago	466	453	488	*376*	**362**	**738**	932
Other Americas (b) (d)	374	373	348	367	**410**	**777**	747
UK	433	328	367	*260*	**355**	**615**	880
Algeria (e)	1,437	1,236	1,291	1,309	**1,316**	**2,625**	2,935
Pakistan	84	75	78	*68*	**69**	**137**	169
Total	18,866	18,127	15,726	*18,036*	**19,228**	**37,264**	37,348
NATURAL GAS (billion cubic feet)							
Bass Strait	23.65	19.74	31.47	*40.06*	**26.67**	**66.73**	55.53
North West Shelf	32.56	29.60	29.80	*35.33*	**34.09**	**69.42**	65.53
Other Australia (a)	4.56	4.42	4.87	6.20	**5.48**	**11.68**	9.01
Atlantis (b)	0.67	1.18	0.01	*0.59*	**0.89**	**1.48**	1.31
Mad Dog (b)	-	-	-	0.06	**0.18**	**0.24**	-
Shenzi (b)	0.57	0.56	0.47	*2.11*	**0.94**	**3.05**	1.19
Onshore US (c)	121.63	124.17	124.53	122.59	**123.03**	**245.62**	199.22
Trinidad/Tobago	9.72	9.50	9.54	*9.21*	**9.15**	**18.36**	19.03
Other Americas (b) (d)	0.98	1.09	0.79	0.35	**0.48**	**0.83**	2.17
UK	5.51	5.03	5.54	*3.29*	**5.26**	**8.55**	9.42
Pakistan	14.64	13.88	14.23	*13.06*	**13.49**	**26.55**	29.43
Total	214.49	209.17	221.25	*232.85*	**219.66**	**452.51**	391.84
NGL ('000 barrels of oil equivalent)							
Bass Strait	1,407	1,355	1,738	*2,053*	**1,342**	**3,395**	3,230
North West Shelf	434	421	342	*385*	**354**	**739**	857
Atlantis (b)	123	221	1	*54*	**209**	**263**	243
Mad Dog (b)	-	-	-	*16*	**72**	**88**	-
Shenzi (b)	293	291	244	*370*	**324**	**694**	589
Onshore US (c)	943	1,275	1,388	1,516	**1,736**	**3,252**	1,359
Other Americas (b) (d)	34	34	24	*17*	**16**	**33**	75
UK	45	12	21	-	**11**	**11**	63
Algeria (e)	83	-	-	-	**-**	**-**	302
Total	3,362	3,609	3,758	*4,411*	**4,064**	**8,475**	6,718
TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (f)	57.98	56.60	56.36	61.25	**59.90**	**121.15**	109.38

(a) Other Australia includes Minerva.
(b) Gulf of Mexico volumes are net of royalties.
(c) Petrohawk Energy Corporation acquisition completed on 20 August 2011. Onshore US volumes are net of mineral holder royalties.
(d) Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter. West Cameron 76 and Starlifter were divested in May 2012.
(e) Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.
(f) Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.
(g) Minor restatements across individual conventional fields have been made to September 2012 quarter production numbers, however total quarterly production has not changed.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 5

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
ALUMINIUM AND NICKEL							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
ALUMINA							
Saleable production							
Worsley, Australia	694	741	730	859	**944**	**1,803**	1,446
Alumar, Brazil	307	311	309	311	**288**	**599**	615
Total	1,001	1,052	1,039	1,170	**1,232**	**2,402**	2,061
Sales							
Worsley, Australia	745	713	750	820	**916**	**1,736**	1,465
Alumar, Brazil	349	216	356	352	**298**	**650**	629
Total	1,094	929	1,106	1,172	**1,214**	**2,386**	2,094
ALUMINIUM							
Production							
Hillside, South Africa	180	144	117	139	**166**	**305**	360
Bayside, South Africa	24	26	23	25	**25**	**50**	49
Alumar, Brazil	42	42	42	39	**39**	**78**	86
Mozal, Mozambique	67	65	66	67	**67**	**134**	133
Total	313	277	248	270	**297**	**567**	628
Sales							
Hillside, South Africa	186	141	126	139	**171**	**310**	349
Bayside, South Africa	25	27	21	26	**26**	**52**	49
Alumar, Brazil	43	31	45	46	**41**	**87**	87
Mozal, Mozambique	85	66	54	58	**65**	**123**	145
Total	339	265	246	269	**303**	**572**	630
NICKEL							
Cerro Matoso, Colombia							
Production	12.3	13.4	12.8	13.3	**12.4**	**25.7**	22.7
Sales	13.1	13.8	12.9	12.3	**13.7**	**26.0**	20.8
Nickel West, Australia							
Saleable production							
Nickel contained in concentrate	1.8	2.3	2.3	1.3	**4.1**	**5.4**	4.4
Nickel contained in finished matte	15.2	10.5	14.2	5.8	**7.6**	**13.4**	24.2
Nickel metal	9.1	15.5	13.4	16.6	**10.6**	**27.2**	22.2
Nickel production	26.1	28.3	29.9	23.7	**22.3**	**46.0**	50.8
Sales							
Nickel contained in concentrate	2.6	1.5	3.6	1.6	**2.9**	**4.5**	3.8
Nickel contained in finished matte	13.9	10.2	16.7	6.7	**7.0**	**13.7**	24.0
Nickel metal	10.9	14.2	15.7	14.2	**12.8**	**27.0**	20.3
Nickel sales	27.4	25.9	36.0	22.5	**22.7**	**45.2**	48.1

BHP Billiton Production Report for the half year ended 31 December 2012 Page 6

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
BASE METALS								

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012 YTD**	DEC 2011 YTD
Escondida, Chile								
Material mined (100%)	('000 tonnes)	96,152	103,321	109,724	102,499	**96,938**	**199,437**	165,158
Sulphide ore milled (100%)	('000 tonnes)	18,663	16,449	18,640	16,850	**18,796**	**35,646**	30,692
Average copper grade	(%)	0.97%	1.14%	1.37%	1.35%	**1.39%**	**1.37%**	0.97%
Production ex mill (100%)	('000 tonnes)	144.3	153.1	211.7	185.2	**216.6**	**401.8**	236.2
Production								
Payable copper	('000 tonnes)	80.4	87.7	115.8	101.2	**120.7**	**221.9**	130.3
Payable gold concentrate	(fine ounces)	14,242	12,732	12,817	9,419	**13,877**	**23,296**	25,305
Copper cathode (EW)	('000 tonnes)	43.0	47.4	48.7	41.6	**40.8**	**82.4**	75.9
Payable silver concentrate	('000 ounces)	549	481	488	350	**481**	**831**	952
Sales								
Payable copper	('000 tonnes)	82.1	82.6	113.1	95.7	**134.7**	**230.4**	131.3
Payable gold concentrate	(fine ounces)	14,435	11,998	12,683	8,999	**11,060**	**20,059**	25,409
Copper cathode (EW)	('000 tonnes)	45.3	44.3	53.4	38.8	**46.8**	**85.6**	71.0
Payable silver concentrate	('000 ounces)	558	454	483	324	**444**	**768**	962
Pampa Norte, Chile								
Cerro Colorado								
Material mined	('000 tonnes)	16,792	16,320	16,246	16,067	**15,722**	**31,789**	31,528
Ore milled	('000 tonnes)	4,601	4,300	4,388	4,505	**4,206**	**8,711**	9,209
Average copper grade	(%)	0.71%	0.72%	0.61%	0.55%	**0.66%**	**0.60%**	0.72%
Production								
Copper cathode (EW)	('000 tonnes)	23.5	18.7	18.7	17.8	**17.9**	**35.7**	46.0
Sales								
Copper cathode (EW)	('000 tonnes)	23.8	20.2	19.1	16.1	**18.8**	**34.9**	46.2
Spence								
Material mined	('000 tonnes)	26,511	29,982	28,594	27,541	**25,999**	**53,540**	46,327
Ore milled	('000 tonnes)	4,909	4,279	3,604	3,752	**4,161**	**7,913**	8,771
Average copper grade	(%)	1.46%	1.20%	1.28%	1.17%	**1.29%**	**1.23%**	1.39%
Production								
Copper cathode (EW)	('000 tonnes)	46.5	47.5	43.4	34.9	**40.9**	**75.8**	89.4
Sales								
Copper cathode (EW)	('000 tonnes)	46.6	44.1	51.3	31.1	**42.6**	**73.7**	89.8

BHP Billiton Production Report for the half year ended 31 December 2012 Page 7

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
BASE METALS								

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
Antamina, Peru								
Material mined (100%)	('000 tonnes)	38,759	41,474	48,256	54,482	**49,246**	**103,728**	82,971
Sulphide ore milled (100%)	('000 tonnes)	9,656	10,162	12,295	12,274	**11,752**	**24,026**	19,052
Average head grades								
- Copper	(%)	1.15%	1.10%	1.01%	1.15%	**1.16%**	**1.15%**	1.13%
- Zinc	(%)	0.72%	0.84%	0.80%	0.66%	**0.64%**	**0.65%**	0.70%
Production								
Payable copper	('000 tonnes)	30.9	30.9	34.9	40.2	**39.6**	**79.8**	61.2
Payable zinc	(tonnes)	13,553	16,823	18,208	14,514	**12,587**	**27,101**	22,509
Payable silver	('000 ounces)	1,087	1,170	1,043	919	**934**	**1,853**	2,059
Payable lead	(tonnes)	205	148	333	260	**198**	**458**	307
Payable molybdenum	(tonnes)	766	521	464	454	**410**	**864**	1,361
Sales								
Payable copper	('000 tonnes)	31.7	30.7	32.7	39.7	**42.7**	**82.4**	59.9
Payable zinc	(tonnes)	12,654	13,464	18,174	15,519	**17,874**	**33,393**	22,240
Payable silver	('000 ounces)	940	1,114	896	849	**1,101**	**1,950**	1,773
Payable lead	(tonnes)	139	200	48	330	**597**	**927**	230
Payable molybdenum	(tonnes)	591	669	488	536	**381**	**917**	1,140
Cannington, Australia								
Material mined	('000 tonnes)	778	756	880	717	**817**	**1,534**	1,597
Ore milled	('000 tonnes)	888	778	845	773	**793**	**1,566**	1,714
Average head grades								
- Silver	(g/t)	370	367	417	355	**317**	**336**	352
- Lead	(%)	8.8%	8.0%	8.6%	7.6%	**7.0%**	**7.3%**	8.4%
- Zinc	(%)	2.9%	2.7%	2.5%	2.5%	**2.9%**	**2.7%**	2.9%
Production								
Payable silver	('000 ounces)	9,056	7,836	9,757	7,689	**6,949**	**14,638**	16,615
Payable lead	(tonnes)	66,787	53,412	63,334	51,923	**45,937**	**97,860**	122,344
Payable zinc	(tonnes)	14,745	12,904	12,540	11,408	**13,622**	**25,030**	29,233
Sales								
Payable silver	('000 ounces)	8,960	7,081	10,784	8,506	**6,694**	**15,200**	15,394
Payable lead	(tonnes)	66,657	49,027	73,400	59,042	**46,319**	**105,361**	114,915
Payable zinc	(tonnes)	14,078	10,780	14,399	10,379	**16,321**	**26,700**	29,812

BHP Billiton Production Report for the half year ended 31 December 2012 Page 8

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Olympic Dam, Australia								
Material mined (a)	('000 tonnes)	2,440	2,389	2,629	2,226	**2,123**	**4,349**	4,983
Ore milled	('000 tonnes)	2,440	2,195	2,475	2,471	**2,435**	**4,906**	4,911
Average copper grade	(%)	2.08%	2.01%	1.86%	1.90%	**1.71%**	**1.81%**	2.03%
Average uranium grade	(kg/t)	0.50	0.57	0.55	0.54	**0.51**	**0.53**	0.52
Production								
Copper cathode (ER)	('000 tonnes)	51.5	45.2	46.0	34.0	**30.4**	**64.4**	89.1
Copper cathode (EW)	('000 tonnes)	3.1	2.6	3.8	3.0	**3.2**	**6.2**	5.9
Uranium oxide concentrate	(tonnes)	909	896	1,080	1,042	**1,014**	**2,056**	1,909
Refined gold	(fine ounces)	29,765	31,952	27,752	23,017	**24,215**	**47,232**	58,141
Refined silver	('000 ounces)	211	228	251	207	**193**	**400**	428
Sales								
Copper cathode (ER)	('000 tonnes)	51.7	44.4	47.8	35.1	**33.2**	**68.3**	88.1
Copper cathode (EW)	('000 tonnes)	2.5	3.0	3.1	3.4	**2.7**	**6.1**	6.0
Uranium oxide concentrate	(tonnes)	1,126	640	1,252	615	**1,343**	**1,958**	2,036
Refined gold	(fine ounces)	24,327	36,832	29,257	20,949	**25,227**	**46,176**	53,306
Refined silver	('000 ounces)	155	268	200	265	**169**	**434**	444

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, US (a)								
Production								
Payable copper	('000 tonnes)	-	-	-	-	**0.5**	**0.5**	-
Copper cathode (EW)	('000 tonnes)	1.4	1.4	1.2	1.2	**1.2**	**2.4**	2.8
Sales								
Payable copper	('000 tonnes)	-	-	-	-	**-**	**-**	-
Copper cathode (EW)	('000 tonnes)	1.2	1.2	1.2	1.2	**1.2**	**2.4**	2.9

(a) Mining operations at Pinto Valley were restarted during the December 2012 quarter.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 9

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
DIAMONDS AND SPECIALTY PRODUCTS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
EKATI™, Canada (a)								
Ore Processed (100%)	('000 tonnes)	1,090	1,001	1,214	1,042	**982**	**2,024**	2,267
Production	('000 carats)	481	433	413	313	**295**	**608**	938

(a) The sale of the diamonds business was announced on 13 November 2012. The transaction is subject to regulatory approval and completion is expected in the first half of calendar year 2013.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 10

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
IRON ORE							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
IRON ORE (a)							
Pilbara, Australia							
Production							
Newman (b)	13,247	11,789	13,132	11,752	**12,809**	**24,561**	26,405
Goldsworthy Joint Venture	334	37	143	432	**378**	**810**	588
Area C Joint Venture	10,437	10,343	11,166	10,937	**10,245**	**21,182**	20,916
Yandi Joint Venture	14,170	13,063	13,595	13,771	**15,954**	**29,725**	26,878
Total (BHP Billiton share)	38,188	35,232	38,036	36,892	**39,386**	**76,278**	74,787
Total production (100%)	44,927	41,449	44,748	43,403	**46,337**	**89,740**	87,985
Sales							
Lump	8,700	8,235	9,100	8,338	**9,806**	**18,144**	16,444
Fines	28,406	26,523	28,870	28,718	**30,479**	**59,197**	57,717
Total (BHP Billiton share)	37,106	34,758	37,970	37,056	**40,285**	**77,341**	74,161
Total sales (100%)	43,654	40,892	44,670	43,595	**47,393**	**90,988**	87,248
Samarco, Brazil							
Production	2,884	2,711	2,855	2,880	**2,804**	**5,684**	5,857
Sales	2,961	2,453	2,778	2,622	**3,227**	**5,849**	5,887

(a) Iron ore production and sales are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 11

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
MANGANESE							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
MANGANESE ORE							
South Africa (a)							
Saleable production	808	917	989	858	**834**	**1,692**	1,719
Sales	853	871	866	*878*	**808**	**1,686**	1,714
Australia (a)							
Saleable production	998	1,123	1,077	1,288	**1,283**	**2,571**	2,106
Sales	876	1,115	1,343	*1,171*	**979**	**2,150**	1,970
MANGANESE ALLOY							
South Africa (a) (b)							
Saleable production	124	81	75	93	**91**	**184**	248
Sales	138	122	104	74	**112**	**186**	233
Australia (a)							
Saleable production	71	57	-	37	**62**	**99**	141
Sales	58	57	23	46	**52**	**98**	149

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b) Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 12

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	DEC 2011	MAR 2012	JUN 2012	SEP 2012	**DEC 2012**	**DEC 2012**	DEC 2011
METALLURGICAL COAL							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
BMA							
Blackwater	1,122	955	991	1,148	**1,588**	**2,736**	2,489
Goonyella	1,375	1,153	1,012	1,535	**1,392**	**2,927**	2,838
Peak Downs	992	788	783	1,029	**1,151**	**2,180**	1,963
Saraji	900	627	724	773	**994**	**1,767**	1,702
Norwich Park (b)	369	248	193	-	**-**	**-**	734
Gregory Joint Venture (c)	248	455	402	697	**315**	**1,012**	554
BMA total	5,006	4,226	4,105	5,182	**5,440**	**10,622**	10,280
BHP Mitsui Coal (d)							
South Walker Creek	901	1,040	1,034	1,084	**864**	**1,948**	2,007
Poitrel	679	609	627	682	**725**	**1,407**	1,376
BHP Mitsui Coal total	1,580	1,649	1,661	1,766	**1,589**	**3,355**	3,383
Queensland total	6,586	5,875	5,766	6,948	**7,029**	**13,977**	13,663
Sales							
Coking coal	4,845	4,522	4,007	4,058	**5,561**	**9,619**	9,911
Weak coking coal	1,747	1,595	1,512	1,545	**1,820**	**3,365**	3,438
Thermal coal	20	111	90	239	**237**	**476**	196
Total	6,612	6,228	5,609	5,842	**7,618**	**13,460**	13,545
Illawarra, Australia							
Production	1,907	1,462	2,343	1,990	**1,859**	**3,849**	4,121
Sales							
Coking coal	1,255	1,460	1,845	1,775	**1,785**	**3,560**	2,928
Thermal coal	441	219	279	502	**327**	**829**	600
Total	1,696	1,679	2,124	2,277	**2,112**	**4,389**	3,528

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Norwich Park ceased production on 11 May 2012.
(c) Gregory open-cut ceased production on 10 October 2012.
(d) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the half year ended 31 December 2012 Page 13

PRODUCTION AND SALES REPORT

QUARTER ENDED YEAR TO DATE

DEC MAR JUN SEP DEC DEC DEC

2011 2012 2012 2012 2012 2012 2011

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.

(‘000 tonnes)

South Africa

Production 7,976 7,895 8,313 8,454 7,969 16,423 17,071

Sales

Export 3,546 3,807 3,314 3,385 3,583 6,968 6,985

Local utility 4,582 4,397 4,571 4,869 4,615 9,484 10,204

Inland 165 124 74 38 28 66 250

Total 8,293 8,328 7,959 8,292 8,226 16,518 17,439

New Mexico, US

Production

Navajo Coal 2,060 1,913 1,853 1,804 1,377 3,181 3,238

San Juan Coal 103 196 820 2,067 1,421 3,488 1,392

Total 2,163 2,109 2,673 3,871 2,798 6,669 4,630

Sales - local utility 3,108 3,057 2,773 3,420 3,265 6,685 6,738

NSW Energy Coal, Australia

Production 4,027 4,291 4,393 4,453 4,827 9,280 8,073

Sales

Export 3,566 3,160 4,388 4,488 4,187 8,675 7,089

Inland 333 297 404 250 265 515 958

Total 3,899 3,457 4,792 4,738 4,452 9,190 8,047

Cerrejon Coal, Colombia

Production 2,753 2,953 3,105 2,829 2,662 5,491 5,605

Sales - export 2,784 2,652 2,942 2,630 2,702 5,332 5,685

BHP Billiton Production Report for the half year ended 31 December 2012 Page 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 23, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary